SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

Thomson: First half 2007 Results

          Strong H1 revenue growth and reduced net loss

•

Q2 Core Business revenue growth was 7.8%, at constant currency, making a 6.2% increase for the first half

•

Group net loss reduced significantly to €(20) million

•

Strong performance and underlying markets across divisions, except for Broadcast & Networks businesses

Paris, 26 July 2007 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE:TMS), chaired by Frank E. Dangeard, met on 25 July 2007 to review and approve the Group’s first half 2007 results published today.

The key elements of these results are:

-

Core business constant currency revenue growth of 7.8% in the second quarter drove revenues up 6.2% for the first half. Core Business reported revenues were €2,632 million for the half.

-

The half saw strong performances from DVD Services, Film Services, Network Services and Licensing. Within Systems, Access Products also performed well.

-

The Broadcast & Networks businesses underperformed, with weak markets and some delays in product introductions, and moved into loss for the half. Following management changes in Q1, action plans have been launched to drive improvement in performance.

-

The Group reported total EBIT from continuing operations of €101 million for the half (1H06 €108 million), with Core Business EBIT reaching €99 million (1H06 €133 million).

-

Reported EBIT includes a number of one-time charges, including restructuring costs of €(64) million notably in DVD Services, offset by one-time gains from real estate sales and post-retirement plans.

-

The Group reported a net loss of €(20) million, down by €51 million from a loss of €(71) million in 1H06.

-

The Group sold €36 million of financial assets and raised €44 million from the sale of the North American Accessories business in January.

-

Offers have been received for the European AVA operations and the US AV operations, the financial and social terms of which are being assessed.  We expect to make further announcements during the second half. The Group reiterates its plan to have exited these activities by the end of the year.

-

Post-retirement obligations fell by €112 million, partially offsetting a seasonal rise in net financial debt.  In addition, the Group reduced its gross outstanding debt by €384 million.

Outlook

For the rest of the year, the Group expects broadly similar market conditions in its core markets, including good markets in many of its Services Division activities and for broadband products and weak markets for the parts of the Broadcast & Networks businesses.  As in previous years, the Group’s profitability profile is expected to remain strongly seasonal and weighted towards the second half.

Commenting on 1H07 results, Chairman and CEO Frank E. Dangeard said:

 "The Group has demonstrated its ability to turn its market positions into healthy organic growth, with an expanding client base across our activities. We have made good progress in many of our key operational programs in the half. Broadcast & Networks was a disappointment but we have the action plans in place to drive steady operational improvement in that business. We intend to show further tangible progress in the second half towards our 2007-2009 goals."

Summary of Consolidated First Half 2007 Results (unaudited(1))

In € millions unless otherwise stated	1H2007(2)	1H2006(2)

Net revenues	2,651	2,629

Core Business net revenues	2,632	2,569
Services	1,091	1,112
Systems	1,263	1,181
Technology	272	263
Corporate	6	13
Non-Core continuing operations	19	60

Core Business EBIT	99	133
Services	13	8
Systems	(6)	24
Technology	133	140
Corporate	(41)	(39)
EBIT from Non-Core continuing operations	2	(25)

Profit from continuing operations before tax and financial result	101	108

Financial result	(40)	(45)
Share of loss from associates	0	(42)
Income tax	(15)	(18)

Profit from continuing operations	46	3

Loss from discontinued operations	(66)	(74)

Net profit/(loss) (before minority interest)	(20)	(71)

(1)

All figures are preliminary and subject to final audit review.

(2)

Results are presented according to IFRS 5 and therefore exclude activities treated as discontinued from results from continuing operations.  There has been no adjustment to the 1H06 results since they were announced in July 2006.

Second Quarter 2007 Revenues

In € millions unless otherwise stated	2Q 07 actual	2Q 07 constant currency	2Q 06	% change constant currency
Services	543	561	548	2.5%
Systems	698	713	643	10.8%
Technology	149	160	134	19.3%
Other	2	2	6	n/m
Core Business	1,392	1,436	1,332	7.8%
Non-Core	7	7	26	n/m
THOMSON GROUP	1,399	1,443	1,358	6.2%

•

Core revenue growth year-on-year for 2Q07 was 7.8% at constant currency.  There have been no significant acquisitions during the period and perimeter effects from the acquisition of NOB made in 2H06 added €13 million to Services Division revenues in the quarter.

•

In the Services Division, Network Services had a quarter of strong growth. Physical media volumes – film and DVD – both grew during the quarter, with a notably strong film release slate and good studio DVD catalog activity. The Group replicated 263 million DVD units in the quarter, up 1% year-on-year and 1.44 billion feet of film, compared to 1.30 billion feet a year ago.

•

Systems Division revenues for 2Q07 at constant currency increased 10.8% year-on-year. This reflects another positive performance from Access Products, which more than offset revenue weakness in parts of the Broadcast & Networks businesses. The key indicators in Access Products show an improving trend in mix - Thomson shipped 2.5 million satellite set-top boxes (2Q06, 2.3 million), 0.6 million cable set-top boxes (2Q06, 0.4 million), and 2.6 million access products for telecom operators (2Q06, 2.3 million).

•

Technology Division revenues for 2Q07 excluding currency movements increased 19.3% year-on-year. Licensing revenues for 2Q07 were €122 million (2Q06, €110 million).

First half 2007 Results

Thomson’s Core Business reported net revenues for 1H07 of €2,632 million (1H06, €2,569 million).  Currency movements decreased Core Business revenues for 1H07 by €96 million. Revenues for the half excluding currency movements therefore increased 6.2% year-on-year.

There were no significant acquisitions completed during the first half, and the perimeter effects from the 2H06 acquisition of NOB were minimal, adding €26 million to Services Division revenues.

Revenues from Non-Core continuing activities were €19 million in 1H07, making total reported revenues from continuing operations for the Group for the half of €2,651 million (1H06 €2,629 million).

Overall, the consolidated profit from continuing operations before tax and financial result (EBIT) reached €101 million in 1H07 (1H06, €108 million).  Within this, Core Business EBIT for first half 2007 was €99 million (1H06 €133 million). Non-Core continuing operations recorded a profit of €2 million before tax and financial items (1H06, loss €(25) million).

Cost and liability reduction programs focused on restructuring and on post-retirement obligations, which gave rise to a number of one-time profits and charges affecting EBIT. Restructuring charges were significant in the Services Division where the Group reduced the number of DVD replication plants in Europe and the Americas from 6 to 2 during the half. These charges were in part offset by the sale of real estate, notably the Camarillo DVD site in California where a gain of €36 million was recorded. There were a number of other, smaller, reorganization and restructuring actions in other divisions. Total restructuring charges affecting continuing operations taken in 1H07 were €(64) million (1H06 €(31) million).

The Group continued to review its post-retirement obligations, following changes in legislation and in market practice in the US, and made further amendments to harmonize the benefits granted to different groups within Thomson. The actuarial liability for post-retirement obligations on the Group’s balance sheet reduced by €112 million to €460 million, and a gain of €49 million was credited to EBIT from continuing operations, of which €11 million was credited to Core Business EBIT (across activities, but mainly in the Systems Division) and the rest to Non-Core operations.

Finance costs were lower year-on-year. Thomson made a small profit on the disposal of its TCL Multimedia stake, which was reduced to approximately 3%. (Losses related to our stake in TCL Multimedia taken to P&L in 1H06 were €(42) million, in share of profit (loss) from associates.)  Net interest expense was higher at €(48) million (1H06, €(38) million).

Reported tax charges were €(15) million, broadly stable year-on-year.

The Group’s reported net profit from continuing operations rose to €46 million for 1H07, compared to €3 million a year ago.

Certain activities were treated in the 1H07 results and prior periods as Discontinued Operations under IFRS 5 – principally the held-for-sale AVA businesses. The loss from discontinued activities in the first half 2007 was €(66) million (1H06, €(74) million).

The Group net loss therefore reduced to €(20) million (1H06, loss €(71) million).

2007-2009 Objectives

Our objectives for the 2007-2009 planning period remain unchanged from the time of the announcement of our 2006 results:

- We serve growing Media & Entertainment markets – for which external estimates indicate growth of around 6% compound over the last five years (PriceWaterhouseCoopers – “Global Entertainment and Media Outlook: 2006-10”).

- Our objectives are for our constant currency Core Business revenue growth over the period 2007-2009 to be in line with, or ahead of, the overall Media & Entertainment markets, bearing in mind that revenue growth is expected to gather pace over the period and therefore be more modest in 2007 - and to achieve strong growth in Group net income over the 2007-2009 period.

- As regards the year 2007, the Group will continue actions to improve operating profitability in its main divisions to complement the measures taken in 2006.  Our objectives for 2007 are therefore a year of good constant currency revenue growth in our digital and electronic businesses, partially diluted by our physical media businesses - and strong growth in our net income.

In line with the above objectives, we will continue to optimise our business mix for increased growth and re-deploy cash and investment towards the higher growth parts of our business, reinforcing the trends begun in the second half of 2006.

*Source: PriceWaterhouseCoopers – “Global Entertainment and Media Outlook: 2006-10”

BUSINESS REVIEW – FIRST HALF 2007

First Half 2007 Core Business Revenues & EBIT

In € millions and %	1H07	1H07	1H06	% change
	actual	constant currency	actual	constant currency
Core Net Revenues	2,632	2,728	2,569	+6.2
Services	1,091	1,136	1,112	+2.2
Systems	1,263	1,298	1,181	+9.9
Technology	272	288	263	+9.6
Corporate	6	6	13	nm

Core EBIT	99		133
Services	13		8
Systems	(6)		24
Technology	133		140
Corporate	(41)		(39)

SERVICES

Revenues

Consolidated net revenues for the Services division totaled €1,091 million compared with €1,112 million in 1H06. This includes a negative impact of exchange rate variations of €45 million. The Division’s consolidated net revenues therefore increased by 2.2% at constant currency. There were no significant acquisitions made in 2007 and the acquisition of NOB in 2H06 contributed €26 million to 1H07 consolidated net revenues (all in Network Services).

Revenues from our electronic and digital service activities grew to over 30% of Services Division revenues in 1H07 compared to 25% in 1H06.

We continued to expand our Network Services activities. Sales grew in broadcast infrastructure management and in retail media network services, with new contracts, notably NOB and ITV, contributing. We expanded our customer base in the half, signing a contract in Asia for BBC Worldwide at the end of the half, as well as renewing key contracts with for example UGC in France for cinema advertising.

Despite continued weakness in some product lines, the overall mix of our Content Services activity improved in the half. We expanded our sales in newer, higher end services such as visual effects (VFX). Key titles included VFX work on Harry Potter and the Order of the Phoenix and Digital Intermediates (DI) for Spider-Man 3, Shrek the Third and The Simpsons Movie.  We continued to work on cost-reduction and operational improvement initiatives during the half, as well as investing in future growth in DI and VFX operations in China, and animation and games development in India.

In our physical media businesses, DVD Services volumes were robust thanks to good studio volumes, despite the absence of particularly large blockbuster releases. The number of DVDs replicated in the first half 2007 amounted to 582 million, an increase of 4% on first half 2006. Revenues were impacted as expected by price declines linked to the successful renegotiation of long-term contracts in late 2006 and early 2007.  Film Services activity was particularly strong in the second quarter, as the Group worked on major titles such as Pirates of the Caribbean: At World’s End, Shrek the Third and Harry Potter and the Order of the Phoenix. Film footage was 2.55 billion feet (1H06, 2.47 billion feet).

Profitability and margins

Profit from continuing operations before tax and financial result for the Services division amounted to €13 million in 1H07, compared with €8 million in 1H06.

The Group had effectively completed the major restructuring of its DVD operations (announced in January) by the end of the half, reducing its DVD replication plants in Europe and the Americas from 6 to 2 (located in Mexico and in Poland). Total restructuring costs for the division was €(52) million in the half. These one-time costs were in part offset by the sale of the real estate property at Camarillo, California, which generated a capital gain of €36 million. In total €46 million of real estate cash proceeds was received in 1H07 and over €50 million is due in 2H07. Although Services will continue to optimize its costs, no major restructuring programs are planned for 2H07.  Carry-over charges for the restructuring in Services are expected to be around €(20) million to be charged in 2H07.

Operating profitability was affected negatively by the new pricing structures associated with our successful DVD contract renewals, and positively by the increase in revenues in Network Services (with the broadcast part of that business achieving a first half profit for the first time). Film profitability also improved. The performance of Content Services was impacted by an adverse mix early in the half and increased amortization costs from new facilities brought on-line.

We significantly stepped up our investments in electronic distribution services activities, as well as in the digital cinema beta testing program.

SYSTEMS

The performance of Access Products was strong. However, the Broadcast & Networks businesses moved into loss for the half, impacted by weak markets and some delays in product introductions. Action plans have been launched to drive improvements in performance.

Revenues

Consolidated net sales for the Systems Division increased by €82 million to €1,263 million in 1H07 (1H06, €1,181 million). Currency movements decreased net sales by €35 million. Accordingly, at constant currency, the Systems division increased its sales by 9.9% in 1H07.

The increase in sales of our Systems Division came from strong growth within Access Products across all platforms. Volume growth and mix improvement more than offset price declines. The Broadcast & Networks businesses however declined year-on-year overall.

Access Products

Activity was strong across satellite, cable and telecom platforms. Unit volumes were healthy, particularly for cable and telecom operators. Thomson shipped a total of 11.0 million access products in 1H07, a strong increase on the 1H06 total of 9.6 million units – of which 4.7 million satellite set-top boxes (1H06, 4.6 million), 1.2 million cable set-top boxes (1H06, 0.7 million), and 5.3 million access products for telecom operators (1H06 4.3 million). There was an improvement in mix which more than outweighed anticipated price declines.  Revenues for all network types grew in 1H07.

In satellite, whilst standard devices remained the main volume driver, volumes of recording and high definition devices increased strongly. The business also expanded its footprint in the Asia-Pacific region.

Growth in cable was driven mainly by existing customers, notably Kabel Deutschland and UPC in Europe, and customers in Asia such as Dalian Tiantu Cable TV in China. Our increased focus on the US cable market has led to the recently announced contract to supply Comcast in the future with dual play VOIP and data modems (eMTA’s).

The growth in business with telecom operators continued to be driven by triple and quadruple-play enabled Advanced Service Gateways, supplied to a number of major customers.  As planned, we also began to ship IP-based set-top boxes to France Telecom in 2Q07. IP set-top box volumes will grow in the second half, although will remain limited compared to Advanced Service Gateways and other featured access devices. We have also introduced a number of new DECT and VOIP products over the last 12 months (such as the Hub Phone for BT) and will also focus on products associated with the home networking eco-system (such as the Music Box being supplied to customers of AOL France).

Broadcast & Networks

The market for Broadcast products and systems continued to be weak in the second quarter, after a poor first quarter and year-end 2006. Revenues were also held back by slower product introductions.  Weakness in cameras and post-production systems were partially offset by strength in routers and switchers, as well as other key segments such as HD live production and news. Our editing products and tools had a good half: amongst contract wins, we will install our EDIUS editing software at NBC in the US. Although the launch of new products at/after the NAB show in April were favourably received, notably for High-Definition cameras, this was not sufficient to offset slow sales in older products during the half.

Product delays also held back sales for network products. Turnkey contracts and systems integration work was at a lower level than last year.

However, order backlog was stronger at the half-end than at both year-end and the first quarter-end. Amongst recent contract wins for network products is a multi-million dollar contract with Arqiva in the UK to upgrade its transmitter network.

The network software operations, which include principally the Cirpack softswitch business and the SmartVision IPTV service platform, also had a slow half. Softswitch sales grew year-on-year. Thomson’s installed base grew by around 2 million subscriber licenses to reach more than 6 million.  Despite continuing delays in IPTV rollouts for most operators, our software solutions continued to gain subscribers in IPTV, notably for SmartVision through the Orange IPTV solution, which has over 700,000 subscribers, mainly for “live TV” and “VOD” applications.  We continue to work on a significant number of mobile TV trials.  We increased our R&D investment in mobile TV significantly in the half.

Profitability and margins

The weak performance of the Broadcast & Networks businesses, restructuring costs and a number of one-time charges more than offset an improvement in the operating profitability of Access Products. The loss from continuing operations before tax and financial result for the Systems division amounted to €(6) million in 1H07 compared with a profit of €24 million in 1H06. One-off items in Systems totaled a net €(13) million comprising principally restructuring costs and inventory write-downs, partially offset by a further gain from post-retirement medical benefits.

In Access Products, the volume and cost improvements more than offset the expected price erosion, with an improving product mix through the half. Profitability therefore improved year-on-year.

The Broadcast & Networks businesses recorded a loss overall for 1H07 after a slight profit in 1H06.  During the first quarter, the management organization was changed and simplified to focus on product lines, reporting direct to Jacques Dunogué, head of the Systems Division.  In addition, action plans have been launched to drive improvements in performance focusing on driving faster the renewal of our product lines, investing in enhanced customer service, growing the order backlog and reducing cost notably in operating expenses.  The results of these plans will appear progressively. However, at the end of the first half, the order backlog had improved significantly versus 31 December 2006.

TECHNOLOGY

Revenues

Consolidated net sales for the Technology Division amounted to €272 million in 1H07, compared with €263 million in 1H06. Currency effects decreased consolidated net sales of the division by €16 million in 2006. Accordingly, revenues at constant currency increased by 9.6% year-on-year.

Consolidated net sales for the Licensing activity amounted to €218 million for 1H07 (1H06, €213 million). Currency effects decreased sales by €15 million.  This performance reflects success in new licensing programs (such as Digital TV, Trademarks and LCD) offsetting decreases in older programs. The MPEG2 program performed strongly. Revenues related to digital-based licensing programs now represent the vast majority of licensing revenues and we view the analog to digital transition as essentially complete.

Net sales of the Silicon Solutions activity grew strongly year-on-year on a small base.

Profitability and margins

Profit from continuing operations before tax and financial result for the Technology Division amounted to €133 million in 1H07, compared to €140 million for 1H06.

In 1H07, the EBIT of our Licensing business accounted for €176 million, compared to €175 million for 1H06. The other operations in the division generated a slightly higher loss, as costs to establish the silicon business in Silicon Solutions continued. The most significant costs were research and development costs related to integrated circuits.

The total of the research & development costs which are accounted for within the Technology division were €(47) million for 1H07, flat year-on-year.

CORPORATE

The charge before interest and finance costs of the Group’s unallocated corporate functions was €(41) million in 1H07 (1H06, €(39) million).

NON-CORE

Non-Core continuing operations recorded a profit of €2 million before tax and financial items (1H06, loss €(25) million) reflecting a stable underlying performance, some one-time charges (amounting to around €(8) million) and a further gain of €38 million from post-retirement obligations.

FINANCIAL RESULT, ASSOCIATES AND TAX

Interest expense

Net interest expense for continuing operations reached €(48) million in 1H07 (1H06, €(38) million), reflecting higher average interest rates.

Other financial income / (expense)

Other financial income was €8 million in 1H07, compared to an expense of €(7) million for 1H06. The Group made a small gain on the sale of financial assets, mainly related to its TCL Multimedia stake. The sell-down and mark-to-market of this stake in 2H06 and 1H07 significantly reduced our residual exposure (losses related to our stake in TCL Multimedia in 1H06 were €(42) million). The mark-to-market gain on the call option embedded in the Silver Lake convertible bond was €19 million (1H06, gain €16 million).  Pension costs reduced slightly.

Income Tax

The Group’s reported tax charge in the half was stable year-on-year at €(15) million (1H06, €(18) million).  Within the current tax charge, the main elements were withholding taxes, and corporate taxes in the UK and Australia. The Group has a total of approximately €3.9 billion of tax-loss carry-forwards, of which almost two-thirds are located in its major markets of France and the US. Of these less than 10% are time-limited.

LOSS FROM DISCONTINUED OPERATIONS

For both 1H06 and 1H07 certain activities have been treated as Discontinued Operations under IFRS 5 – principally the Audio/Video (“AV”) and Accessories businesses (together “AVA”). The total loss attributable to discontinued operations for 1H07 was €(66) million (1H06, loss €(74) million).  This included write-downs of fixed assets of €(19) million.

Regarding the proposed disposal of the AVA businesses, the disposal of the North American Accessories business to Audiovox, announced on 21 December 2006, was completed on 29 January 2007.

Offers have been received for the European AVA operations and the US AV operations, the financial and social terms of which are being assessed. We expect to make further announcements during the second half. The Group reiterates its plan to have exited these activities by the end of the year.

NET RESULT

The Group’s consolidated net profit from continuing operations increased to €46 million (1H06, €3 million).

The Group’s overall consolidated net loss (including the negative impact of the loss from Discontinued Operations) was reduced by €51 million to €(20) million for 1H07 (1H06, loss €(71) million).

GROUP CASHFLOW AND BALANCE SHEET

Core Business Free Cashflow

The Core Business saw a free cash outflow in 1H07 of €(74) million (net operating cashflow from Core Business after Group tax and finance costs, less net capital expenditure), compared to an inflow of €87 million in 1H06.

In part linked to the Q2 revenue growth, there was an outflow of €(66) million of working capital in 1H07 (1H06, inflow of €102 million). Core Business EBITDA fell from €334 million to €291 million, reflecting restructuring charges, lower contract amortization in Services and the shortfall in profit in Systems linked to the Broadcast & Networks businesses.  Other assets and liabilities showed an outflow of €(107) million (1H06,  outflow €(104) million). Of this, contract advances increased modestly, reflecting contract renewals. Restructuring costs were €29 million higher, offset by real estate disposals (€46 million of real estate cash proceeds was received in 1H07 and while over €50 million is due in 2H07). Other cash items were broadly stable.

	1H07	1H06
Services	26	135
Systems	(81)	2
Technology	102	114
Corporate	(49)	(74)
Tax and financial(2)	(72)	(90)
Core Business Free Cashflow	(74)	87

(1) Divisional cash flow is shown after divisional capital expenditure – all tax and financial cashflows as a single line item

(2) For 1H06 excludes one-off payment of accrued interest of €59 million relating to prior years on redemption of convertible bond in January 2006

Free Cashflow from Continuing Business and Other

The free cashflow from continuing business was an outflow of €(148) million in 1H07 (1H06, inflow €27 million, excluding the one-off payment of interest referred to above). Core Business free cash outflow was €(74) million. Free cashflow from Non-Core continuing operations was an outflow of €(74) million, including an increase in the pay-out of restructuring costs booked in 2006.

The Group made no material payments for new acquisitions in 1H07.

Cashflow from Discontinued Operations

The net operating and investing cash outflows from discontinued operations totaled €(85) million (1H06, outflow €(177) million). The largest elements in this related to the AVA activities, offset in part by the proceeds of the US Accessories disposal in January 2007.

Balance Sheet, Debt and Post-retirement Obligations

Gross financial debt fell sharply to €2,285 million (31 December 2006, €2,669 million). The Group’s total net financial debt rose by €178 million to €1,536 million at 30 June 2007, compared to €1,358 million at 31 December 2006 (and €1,509 million at 30 June 2006), reflecting seasonality and restructuring cash out.

Post-retirement obligations fell by €112 million to €460 million (31 December 2006, €572 million) notably due to the further realignment of medical and healthcare plans.

The number of shares in issue at 30 June 2007 was 271,371,296, following the cancellation of 2,500,000 treasury shares in May (shares in issue were 273,871,296 at 31 December 2006). Shareholders’ equity totaled €2,008 million at 30 June 2007 (31 December 2006, €2,112 million).

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

APPENDICES

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

CONSOLIDATED BALANCE SHEETS (unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended		Year ended
(€ in millions)	June 30, 2007 Unaudited	June 30, 2006 Unaudited	December 31, 2006 Audited
Continuing operations:
Revenues	2,651	2,629	5,854
Cost of sales	(2,069)	(2,034)	(4,474)

Gross margin	582	595	1,380

Selling and administrative expenses	(348)	(323)	(674)
Other income (expense)	18	(26)	52
Research and development expenses	(151)	(138)	(279)

Profit from continuing operations before tax and net finance costs	101	108	479

Interest income	11	9	19
Interest expense	(59)	(47)	(108)
Other financial income (expense)	8	(7)	(111)
Finance costs - net	(40)	(45)	(200)

Share of profit (loss) from associates	-	(42)	(86)
Income tax	(15)	(18)	-
Profit from continuing operations	46	3	193

Discontinued operations:
Profit (loss) from discontinued operations - net	(66)	(74)	(138)

Net income (loss)	(20)	(71)	55
Attributable to:
- Equity Holders	(20)	(71)	55
- Minority interests	-	-	-

	Six months ended		Year ended December 31, 2006 Audited
(in euro, except number of shares)	June 30, 2007 Unaudited	June 30, 2006 Unaudited
Weighted average number of shares outstanding (basic net of treasury stock)	262,382,585	260,147,961	261,188,858
Earnings per share from continuing operations
- basic (*)	0.14	(0.02)	0.67
- diluted	0.10	(0.06)	0.63
Earnings per share from discontinued operations
- basic	(0.25)	(0.29)	(0.53)
- diluted	(0.23)	(0.26)	(0.48)
Total earnings per share
- basic	(0.11)	(0.31)	0.14
- diluted	(0.13)	(0.32)	0.15

 (*) After deduction of the dividend due on the subordinated perpetual notes.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(€ in millions)	June 30, 2007 unaudited	December 31, 2006 audited

ASSETS

Non-current assets:
Property, plant and equipment	738	813
Goodwill	1,718	1,714
Intangible assets	1,032	1,071
Investments in associates	12	12
Investments and available-for-sale financial assets	229	266
Derivative financial instruments	2	7
Contract advances	132	129
Deferred tax assets	425	397
Other non-current assets	99	110

Total non-current assets	4,387	4,519

Current assets:
Inventories	403	366
Trade accounts and notes receivable	903	1,018
Current accounts with associates and joint-ventures	34	97
Derivative financial instruments	8	8
Other current assets	595	535
Cash and cash equivalents	749	1,311
Assets classified as held for sale	192	264

Total current assets	2,884	3,599

Total assets	7,271	8,118

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(€ in millions)	June 30, 2007 unaudited	December 31, 2006 audited
EQUITY AND LIABILITIES

Shareholders’ equity:
Common stock (271,371,296 shares at June 30, 2007 with nominal value of €3.75 per share)	1,018	1,027
Treasury shares	(179)	(225)
Additional paid in capital	1,561	1,686
Subordinated perpetual notes	500	500
Other reserves	115	64
Retained earnings (accumulated deficit)	(935)	(886)
Cumulative translation adjustment	(72)	(54)

Shareholders’ equity	2,008	2,112

Minority interests	7	7

Total equity	2,015	2,119

Non-current liabilities:
Borrowings	1,329	1,393
Retirement benefits obligations	394	505
Restructuring provisions	39	48
Derivative financial instruments	40	51
Other provisions	58	107
Deferred tax liabilities	148	143
Other non-current liabilities	67	71

Total non-current liabilities	2,075	2,318

Current liabilities :
Borrowings	956	1,276
Derivative financial instruments	3	10
Retirement benefits obligations	66	67
Restructuring provisions	57	72
Other provisions	83	86
Trade accounts and notes payable	866	1,032
Accrued employee expenses	163	165
Income tax payable	51	57
Other current liabilities	743	671
Payables on acquisition of companies	20	13
Liabilities classified as held for sale	173	232

Total current liabilities	3,181	3,681
Total liabilities	5,256	5,999

Total equity and liabilities	7,271	8,118

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended		Year ended December 31, 2006 (audited)
(€ in millions)	June 30, 2007 unaudited	June 30, 2007 unaudited
Net income (loss)	(20)	(71)	55
Loss from discontinued operations	(66)	(74)	(138)
Profit from continuing operations	46	3	193
Summary Adjustments to reconcile profit from continuing operations to cash generated from operations
Depreciation and Amortization	195	202	454
Impairment of assets	4	-	6
Net changes in provisions	(72)	(23)	(113)
(Profit) / loss on asset sales	(47)	1	(11)
Interest (Income) and Expense	48	38	89
Other (including tax)	7	48	95
Changes in working capital and other assets and liabilities	(167)	(8)	(1)
Cash generated from continuing operations	14	261	712
Interest paid	(56)	(54)	(92)
Accrued interest premium paid on convertible bond	-	(59)	(59)
Interest received	7	9	14
Income tax paid	(27)	(44)	(42)
Net operating cash (used in) / generated from continuing activities	(62)	113	533
Net operating cash used in discontinued operations	(112)	(44)	(118)
Net cash (used in) / provided by operating activities (I)	(174)	69	415

Acquisition of subsidiaries, associates and investments, net of cash acquired	(21)	(232)	(255)
Net proceeds from sale of investments	20	94	125
Proceeds from sale (purchases) of marketable securities	-	8	8
Purchases of property, plant and equipment (PPE)	(86)	(93)	(166)
Proceeds from sale of PPE	46	4	73
Purchases of intangible assets including capitalization of development costs	(46)	(56)	(121)
Loans (granted to) / reimbursed by third parties	-	14	17
Net investing cash used in continuing activities	(87)	(261)	(319)
Net investing cash (used in) / generated from discontinued operations	27	(133)	(147)
Net cash used in investing activities (II)	(60)	(394)	(466)

Purchase of treasury shares and others	(2)	9	9
Repayments of convertible bonds	-	(611)	(611)
Proceeds from borrowings	92	1,147	1,121
Repayments of borrowings	(424)	(43)	(27)
Dividends and distribution paid to Group’s shareholders	-	-	(107)
Dividends and distribution paid to minority interests	-	(1)	(2)
Net financing cash (used in) / generated from continuing activities	(334)	501	383
Net financing cash (used in) / generated from discontinued operations	2	(11)	(10)
Net cash (used in) / provided by financing activities (III)	(332)	490	373

Net (decrease)/increase in cash and cash equivalents (I+II+III)	(566)	165	322
Cash and cash equivalents at beginning of period	1,311	996	996
Exchange gains/(losses) on cash and cash equivalents	4	(14)	(7)
Cash and cash equivalents at end of period	749	1,147	1,311

PRESS RELEASE

Thomson launches a share plan for its employees around the world

•

23 000 employees eligible, in 22 countries

•

20 shares granted for each employee

•

Objective: to associate employees to the Group’s development and its 2007-2009 plan

Paris, France, 25 June, 2007 - Thomson’s Board of Directors, chaired by Frank Dangeard, decided to implement the authorisation granted by the Shareholders’ Meeting held on May 15, 2007, and launch a free share plan for the Group’s employees. This plan covers the employees of the core activities of the Group, throughout the world, and will enable each of them to receive 20 shares.

This plan concerns 22 countries worldwide: in Europe (9 countries), the Americas (4 countries) and Asia Pacific (9 countries).

The plan provides for a share vesting period followed in most jurisdictions by a share holding period. These periods may vary according to the legal and tax provisions of each country. To become a shareholder, the eligible employee will have to fulfil continuous employment conditions within the Group during the vesting period.

This plan, which enables each employee to become a shareholder of Thomson, reflects the Group’s intention to further align the interests of its employees with the Group’s development and the implementation of its 2007-2009 plan. It will contribute as well to bring together employees from diverse origins and cultures within the Group, following the recent period of broad transformation.

***

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Thomson Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Thomson Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson and Nokia Siemens Networks to co-operate to offer a pioneering 3G femto home access solution

•

A new step in fixed-mobile convergence

•

A solution which enables enhanced 3G service offering and coverage and a new consumer experience at home

Paris, 6 July 2007 – Thomson (Euronext : 18453 ; NYSE : TMS), the worldwide leader in DSL Customer Premises Equipment (CPE), and Nokia Siemens Networks, a leading global enabler of communications services, today announced their collaboration in developing a pioneering 3G femto cell home access solution.

Femto cells are small cellular access points which provide enhanced coverage specifically in residential environments and enable operators to provide fixed-mobile convergence services and others such as IPTV.

Thus, Thomson’s femto cell-enabled residential gateway coupled with the 3G Femto Home Access network solution from Nokia Siemens Networks - incorporating the new network element, the Femto Gateway, launched earlier this week – will allow operators to seamlessly deliver compelling 3G multimedia services such as music downloads and video available in the home on any WCDMA1 3G handset, with unrivalled quality of service, network security and manageability.

"Our collaboration with Nokia Siemens Networks brings together two of the strongest players in their respective fields to enable operators realize the full potential of fixed-mobile convergence”, said Bruno Fabre, Vice President of Thomson’s Premises Systems Business Unit.  “Committed to providing our clients with the latest innovations, we are very excited by the possibilities that femto cell technology offers us to further enhance our solutions portfolio for operators who wish to deploy new services”, he continues.

1 WCDMA or Wideband Code Division Multiple Access is a cellular technology for wideband digital radio communications of Internet, multimedia, video and other bandwidth-hungry applications and has been selected for the third generation of mobile telephone systems in Europe, Japan and the United States.

“The novel approach enabled by our Femto Home Access Solution combined with Thomson’s market-leading DSL technology will greatly benefit operators who seek to launch new and innovative services and will open up new markets for both companies”, says Timo Hyppölä, heading Indoor Solutions Product Line in Nokia Siemens Networks. “We are driving a network solution with standard and open interfaces which will boost the femto cell ecosystem. Thomson is expanding the scope of its role as a leading supplier of CPE to operators in incorporating femto technology in its residential gateway portfolio, which is a great delight for us,” he continues.

Trials of the 3G Femto Home Access solution including Thomson’s residential gateway will start at the beginning of 2008, and commercial deployments are planned for the third quarter of 2008. While the femto market is still in its early stages of development and consequently difficult to forecast, market research firms ABI Research and Ovum respectively estimate this market could reach ten to twelve million units by 2010.

***

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma net sales of €17.1 billion Euro in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in some 150 countries and is headquartered in Espoo, Finland. It combines Nokia’s Networks Business Group and the carrier related businesses of Siemens Communications. www.nokiasiemensnetworks.com

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Brenda Clery	+33 1 41 86 54 81	brenda.clery@thomson.net
Guillaume Trichard	+33 1 41 86 65 71	guillaume.trichard@thomson.net
Investor Relations Thomson
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Nokia Siemens Networks Radio Access Communications
Bareld Meijering	+358 50 387 2862	bareld.meijering@nsn.com

PRESS RELEASE

NBC UNIVERSAL and PRN, Thomson’s Out-of-Home Advertising Business, Announce Strategic Sales and Marketing Alliance

➢

NBC Universal to develop customizable branded-content with Premier Retail Networks (PRN)’s Supermarket Check-Out TV channel network

➢

Progressive Insurance, the leading American insurance company, signs on as Charter Advertiser

Paris, France and San Francisco, United States – July 20, 2007 – Thomson (Euronext Paris: 18453; NYSE: TMS), via its Premier Retail Networks (PRN) business unit, part of its Services Division, and NBC Universal today announced a new sales and marketing alliance to partner on ad sales and develop customizable content for PRN’s supermarket network, featured in more than 1000 leading supermarket stores nationwide.

An expanded collaboration

The agreement continues a long-time collaboration between PRN and NBC in the out-of home media market, as NBC has been an advertiser and entertainment content partner to PRN since 2000.  As part of the agreement, NBC Universal will develop short-form content that will offer key targeted advertisers integrated branding opportunities designed specifically for the supermarket environment.  The content will air on PRN’s Supermarket Checkout TV, which is viewed more than 45 million times each month by consumers in retail stores across the country.

The leading American Insurance company, Progressive Insurance, has signed on as the charter advertiser and will be featured in special segments that integrate its brand, promote interactivity and drive consumers to its website.

“We are excited about deepening our relationship with NBC and working with their impressive ad sales team.  NBC Universal has been a long time content partner of PRN and they really are a thought leader in developing custom content for the in-store media space. This new alliance is truly reflective of a long history of successful collaboration with NBC over the years,” commented Natalie Egleston, General Manager in charge of the Supermarket Network for PRN, within Thomson’s Services Division.

“We’re committed to providing our advertising partners with unique ways of marketing to their target audiences in captive environments,” said Mark French, Senior Director, Strategic Partnerships, NBC Universal Television Stations. “PRN network provides a terrific opportunity for our clients to expand their brand awareness through the growing and dynamic out-of- home television market.”

 "We're delighted to expand on our existing relationship with PRN to now include a sales and marketing alliance with our sales team," said John Miller, Chief Marketing Officer, NBC Universal Television Group.  "This new arrangement further allows us to use this great platform to spread the word about our NBC Universal shows and properties."

“We want to make car insurance easy to shop for, buy and own, and we’ve been able to do this in a number of innovative ways both online and off, like our unique auto insurance ‘Rate Ticker,’ that shows Progressive rates side-by-side with those of other top insurers in real-time,” said Fred Khoury, Marketing Manager, Progressive.  “We take the same innovative approach with our advertising.  This opportunity is a great way for us to connect with consumers in an interesting and interactive way – we hope that as they’re comparing prices walking down the food aisle that they’ll think to compare insurance rates the next time they’re shopping for insurance.”

A strong and unique position in Out-of-Home and in-store advertising

Based on information provided by several third-party research firms and retailers, Thomson’s Premier Retail Networks (PRN) television network is watched more than 250 million times each month by consumers in retail stores. It operates the largest in-store television network in the United States based on the number of consumers reached each month. Through this network, the Group enables national and local advertisers to target consumers in over 6,000 leading retail stores. PRN works with leading retailers and advertisers to create in-store television programming including entertainment, news, product information, advertising and community content. Among its leading retailers customers in the United States, PRN works with ACME, Albertsons, Best Buy, Circuit City, Costco, Jewel-Osco, Pathmark,  SAM'S CLUB,  Shaw’s, ShopRite, Star Market, and Wal-Mart Store.

PRN’s Supermarket Check-Out TV, the TV channel network for checkout points is installed in more than 1000 supermarkets. This channel networks allows consumers to watch entertaining or informative content while waiting in the line at check out.

“Providing our customers with a superior shopping experience is a priority for us,” said Jeff Weidauer, Director of Brand Advertising at SUPERVALU.  “This leading innovative approach to programming for the TVs in our checkout lanes will be a win for our shoppers through the delivery of entertaining contextually relevant content and messaging.  And we deliver an audience that is a key demographic for advertisers – heads of households.”

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

About NBC Universal

NBC Universal is one of the world's leading media and entertainment companies in the development, production, and marketing of entertainment, news, and information to a global audience. Formed in May 2004 through the combining of NBC and Vivendi Universal Entertainment, NBC Universal owns and operates a valuable portfolio of news and entertainment networks, a premier motion picture company, significant television production operations, a leading television stations group, and world-renowned theme parks. NBC Universal is 80% owned by General Electric and 20% owned by Vivendi.

Thomson Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

BBC Worldwide Selects Thomson to Manage its Broadcast and Global Distribution Operations

With this long-term agreement, Thomson will provide playout services from its new facility in Singapore

PARIS (France) and BURBANK (California) — July 23, 2007 — Thomson (Euronext 18453; NYSE: TMS) today announced that its Services division, under the Technicolor brand, was awarded a long-term contract to manage ingest, quality control playout and monitoring for a number of BBC Worldwide branded channels. Thomson will provide these services from its new digital media facility in Singapore. The channels will be launched on Sing Tel’s IPTV distribution platform which further builds on Thomson’s broad content distribution capabilities.

“We are delighted to work with BBC Worldwide,” stated Brian Kelly, President in charge of Technicolor Network Services within Thomson’s Services division. “This agreement further expands our global footprint into Asia with the addition of a new digital media facility in Singapore, thus extending our ability to offer flexible solutions to our customers. We see Singapore as a key hub for servicing the Asia Pacific region and have forged a close partnership with Sing Tel to support each others service development.”

This agreement reinforces the ongoing trend by major broadcasters to partner with managed service providers.  It further expands Thomson’s growing network services business worldwide. In the last twelve months, Thomson has extended activities in France (TV5 Monde and France 24), the United Kingdom (ITV plc), and in The Netherlands (NOB Cross Media Facilities) and has significantly expanded its range of services in London. Thomson now provides managed services to broadcasters from facilities in the United Kingdom, France, The Netherlands, Japan, North America, and now Singapore.

With its playout business, Thomson provides global consultancy and managed services to help prepare, manage and distribute content or media companies, channel owners, channel operators and out-of-home and corporate media networks around the world.

The announcement further expands Thomson’s growing capabilities in live broadcasting, digital asset management and network design and technology. Thomson offers its customers an end-to-end solution, including systems design, proprietary and open-standard architecture and applications, content preparation and management, and distribution of live, pre-recorded and on-demand digital content.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

About BBC Worldwide

BBC Worldwide manages six operating businesses - Global Channels, Global TV Sales, Content & Production, Magazines, Home Entertainment and Digital Media. Throughout its operations, BBC Worldwide maintains the values and integrity of the BBC, combined with all the commercial skill and acumen, flexibility, knowledge and strength of a major global corporation.

Press Relations
Martine Esquirou (Europe)	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet (Europe)	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Season Skuro (North America)	+1-818-260-4528	Season.skuro@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Comcast and Thomson Execute Agreement for VoIP Cable Modems for Comcast Digital Voice® Service

Thomson selected by Comcast as supplier

Paris (France) and Philadelphia (United States) - 24 July 2007 - Thomson (Euronext Paris: 18453; NYSE: TMS) today announced an agreement with Comcast, the leading provider of cable, entertainment and communications products and services in the U.S., to begin purchasing Thomson’s VoIP cable modems (eMTAs modems) to support Comcast’s continued rollout of its Comcast Digital Voice® service. As a long-term supplier of data-only cable modems to Comcast, the agreement strengthens Thomson’s relationship with the leading operator beyond the current provision of pure cable modems.

Comcast will use Thomson’s DHG535 eMTA to connect its customers to both Comcast Digital Voice and Comcast High-Speed Internet through one integrated device.

“As we continue to aggressively deploy Comcast Digital Voice, we’re pleased to expand our supplier portfolio by adding Thomson, who has consistently delivered reliable, cutting-edge devices”, said Peter Kiriacoulacos, Senior Vice President & Chief Procurement Officer for Comcast Cable.

It allows Thomson to further address the worldwide market for eMTAs, which will be worth about 650 M euros this year alone according to market research firm Dell’Oro.

“This new agreement with Comcast strengthens our position as a leader within the cable data and voice industry and reflects Thomson’s commitment to helping drive the worldwide adoption of triple-play broadband services, delivered through enhanced home residential gateways, for all network operators. We are extremely proud to be chosen by Comcast, the largest cable operator in the world”, said Pascal Portelli, Vice President North American Cable, Thomson.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems & equipment to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

About Comcast Corporation

Comcast Corporation (Nasdaq: CMCSA, CMCSK) (http://www.comcast.com) is the nation's leading provider of cable, entertainment and communications products and services. With 24.2 million cable customers, 12.1 million high-speed Internet customers, and 3.0 million voice customers, Comcast is principally involved in the development, management and operation of broadband cable systems and in the delivery of programming content.

Comcast’s content networks and investments include E! Entertainment Television, Style Network, The Golf Channel, VERSUS, G4, AZN Television, PBS KIDS Sprout, TV One, Comcast SportsNet and Comcast Interactive Media, which develops and operates Comcast's Internet business. Comcast also has a majority ownership in Comcast-Spectacor, whose major holdings include the Philadelphia Flyers NHL hockey team, the Philadelphia 76ers NBA basketball team and two large multipurpose arenas in Philadelphia

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Claudine Cécille	+33 6 07 86 55 52	claudine.cecille@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2007
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer